Mail Stop 3561

      March 3, 2006

Via Fax and U.S. Mail

Mr. Jay Strauss, Esq.
Deutsche Alt-A Securities, Inc.
60 Wall Street
New York, NY 10005

Re:	Deutsche ALT-A Securities, Inc.
	Registration Statement on Form S-3
	Filed February 6, 2006
      File No. 333-131600

Dear Mr. Strauss,

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General
1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General
Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b)
prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.
3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.
4. We note your disclosure on page 67 of the base prospectus which lists several specific types of credit enhancement that may be used and then indicates that "any other method of credit support described in the prospectus supplement" may also be used. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise to remove the language quoted above.

Certificates Supplement

Cover Page
5. Please revise to use the terminology set forth in Regulation
AB.
For example, while we note that you have identified Deutsche Alt-A Securities, Inc. Mortgage Loan Trust 2006-[] as the issuer, you should revise to identify it as the "issuing entity," as required by Item 1102(a) of Regulation AB. Additionally, revise the cover page of the notes supplement to identify the depositor.
6. Additionally, it appears from the body of the prospectus supplement that you will use cross-collateralization as a form of credit enhancement. Please expand your cover page to provide this information. See Item 1102(h) of Regulation AB.

Summary
7. Please revise to include the denomination of the securities offered. In this regard, we note that a cross-reference to other sections of the filing, as used on page seven of the notes prospectus, is not adequate. Refer to Item 1103(a)(3)(iv) of Regulation AB.
8. While we note your discussion of the pre-funding period, it does not appear that you have provided the percentage of the asset pool represented by the pre-funding account, as required by Item 1103(5)(iv) of Regulation AB. Revise accordingly.
9. Please provide a brief description of how losses not covered by credit enhancement will be allocated. See Item 1103(a)(3)(ix) of Regulation AB.

Servicing, page S-97
10. We note that bracketed information regarding material changes in
servicing policies and procedures, failure to make any required advances, and any default or early amortization triggering event due to servicing are given for only two of four servicers listed. If Mortgage Funding and GMAC Mortgage Corporation service more than 20%
of the portfolio, this information should be provided for them, as well. Please indicate whether or not the other two servicers are expected to service more than 20% of the portfolio and provide the necessary disclosures accordingly. Refer to paragraphs (b), (c) and
(d) of Item 1108 of Regulation AB.

Underwriting Standards, page S-50
11. To the extent that the three originators are expected to originate
20% or more of the pool assets, information provided should
include
how long the originators have been engaged in originating assets
and
the size and composition of their origination portfolios. Please indicate which of the three originators are expected to originate 20%
or more of the pool assets and provide the necessary disclosure. Refer to Item 1110(b) of Regulation AB.

Notes Supplement

Cover Page
12. Please revise your cover page to indicate that you may use an insurance policy, guarantee, subordination or overcollateralization as forms of credit enhancement. See Item 1102(h) of Regulation AB.

13. As a follow-up to the comment above, please confirm that any guarantee of the securities will be registered if an exemption is not available. See footnote 329 to SEC Release 33-8518.
Additionally,
provide bracketed language illustrating the disclosure you would provide if a guarantee were used as a form of credit enhancement.
14. We note your disclosure on page 3 indicating that investors should rely on the information in the prospectus supplement if information concerning the notes varies between the prospectus supplement and base prospectus. Please note that disclosure in prospectus supplements may enhance disclosure in the base prospectus but should not contradict it. See Section III.A.3(b) of SEC Release No. 33-8518 and revise accordingly.
Summary
15. Please expand this section to identify all transaction parties, including the guarantor or insurance provider referenced on page 8.
Refer to Item 1103(a)(1) of Regulation AB.
16. We note that you have provided bracketed language indicating that mortgage loans will form the asset pool covered by the notes supplement. As your base prospectus appears to indicate that residential mortgage loans are the only types of mortgage loans that would be included in an asset pool, it is unclear why you are not able to provide more specific information as you have in the certificates supplement. Please revise or advise as appropriate.

The Originator, page 35
17. We note the disclosure on page 35 under "Underwriting Criteria" indicating that you received the information in this section not directly from the originator but from publicly available sources, and that the mortgage loans may not have been originated in accordance with the underwriting policies as disclosed. Please revise to remove this disclaimer and ensure that you provide all of the information required by Item 1111(a) of Regulation AB, which requires underwriting information with respect to the pool assets as opposed to the past practices of the originator.

The Insurance Policy, page 25
18. We note that neither the depositor nor the underwriter makes any representation as to the accuracy or completeness of the information provided in this section. A disclaimer of liability for material information provided by the issuer or underwriters or any of their affiliates is not appropriate. Please revise the disclaimer here, and delete any other similar disclaimers in the filing. For example, we note similar language at the bottom of page 35 regarding servicer information.
19. While we note that you have provided bracketed information indicating that insurer financial information will be provided as applicable, please revise to clarify that you will provide all information required by Item 1114(b) of Regulation AB.

Base Prospectus

Mortgage Loans, page 3
20. While we note that the asset pools described in your prospectus supplements will not include delinquent assets, as the disclosure in the second bullet on page 5 indicates that delinquent assets may be included in a future asset pool, please revise your prospectus supplement to provided bracketed information showing the form of disclosure you would provide if applicable. See Items 1111(c) and 1100(b)(1) of Regulation AB. You may also refer to Section 1.01 of
Regulation AB Telephone Interpretations available on our website.

The Sponsor, page 23
21. We note that you have provided certain bracketed language regarding the sponsor and the depositor in the base prospectus.
Please ensure that a pre-effective amendment to the registration statement includes only finalized information in the base prospectus or advise.

Distribution of Interest on the Securities, page 29
22. We note from pages 25 and 26 that reference is made to "a designated index" and "Libor or another index" in describing Floating
Rate securities and Inverse Floating Rate securities, respectively.
The base prospectus further says that the prospectus supplement will specify the interest rate for each class or the method for determining the interest rate. All indices that may be used to determine interest payments must be identified in the base prospectus. Please revise to identify all indices. Refer to Item 1113(a)(3) of Regulation AB.

Revolving Period, page 31
23. We note that you may use a revolving period. Please provide bracketed language in the summary section of your prospectus supplement illustrating the disclosure you would provide if applicable. Ensure that you provide all of the information required by Item 1103(a)(5) of Regulation AB, including the maximum amount of additional assets that may be acquired during the revolving period and the percentage of the asset pool represented by the funds used during the revolving period.

Description of Credit Support, page 67
24. We note from the first prospectus supplement that you intend to use a cap agreement and further note from page 16 of the base prospectus that you may use interest rate or currency swap agreements or "similar agreements." Please either expand this section to address the derivative arrangements you may use or provide a separate section discussing derivatives. Additionally, confirm that any derivative arrangements you enter into will be limited to interest rate and currency swaps or caps.

Mortgage Securities, page 13
25. We note that a trust fund may include mortgage securities in the pool of assets. Please revise your prospectus supplement to include bracketed language regarding the disclosure you will provide with respect to these securities if you choose to include them in the asset pool of an issuing entity.

Signatures
26. Please note that both the principal financial officer and the controller or principal accounting officer must sign the registration statement. Refer to the instructions for signatures on Form S-3 and ensure that your next amendment is revised accordingly.
Additionally,
ensure that the signatures section of your next amendment is properly dated.

Pooling and Servicing Agreement
27. Please ensure that you have attached all exhibits to the Pooling and Servicing Agreement that is filed as an exhibit to your next amendment. In this regard, we note that Exhibit F does not appear to have been filed.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.



We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


	If you have any questions regarding these comments, you may contact Joshua Ravitz at (202) 551-4817. If you need further assistance, you may contact me at (202) 551-3750.


								Sincerely,


								Sara D. Kalin
								Branch Chief-Legal

cc:	Via Facsimile (212) 912-7751
	Jeffrey J. Murphy, Esq.
	Thacher Proffitt & Wood LLP

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Mr. Jay Strauss, Esq.
Deutsche Alt-A Securities, Inc.
March 3, 2006
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